United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 15, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
HELD ON OCTOBER 15, 2009
On October 15, 2009, at 2:30 pm, Messrs. Sérgio Ricardo Silva Rosa (Chairman of the meeting), Jorge Luiz Pacheco, Sandro Kohler Marcondes, Renato da Cruz Gomes, José Ricardo Sasseron, Oscar Augusto de Camargo Filho, e Francisco Augusto da Costa e Silva, directors and Messrs. Hajime Tonoki e Paulo Sérgio Moreira da Fonseca, alternates, met, ordinarily, at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: "3.1.1 PAYMENT OF SECOND INSTALLMENT OF VALE’S SHAREHOLDERS DIVIDEND — In compliance with Vale Dividend Policy to the Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 22, 2009, the Board of Directors approved, with the favorable report of the Fiscal Council, as reported by the members of the Fiscal Council Messrs. Aníbal Moreira dos Santos and Antônio José de Figueiredo Ferreira, who attended the meeting according to article 163 § 3 of the Brazilian Corporate Law, the payment of the second installment of the shareholder’s remuneration, from October 30, 2009 on, in the total amount of R$2,564,850,000.00, which will be paid as of interest on shareholders equity, subject to withholding income tax at the current applicable rate. From the total amount approved, which is equivalent to R$0.492036226 per outstanding common or preferred shares issued by Vale, R$2,099,540,112.29 represents the second tranche approved in the Ordinary General Shareholders Meeting of 2009, R$370,507,078.64 represents a supplementary remuneration from the profit reserves of the fiscal year ended December 31, 2008 and R$94,802,809.07 represents part of the profit of the 2009 fiscal year, as of the balance sheet dated June 30, 2009. All the holders, which on October 15, 2009, have shares issued by Vale and all the holders, of American Depositary Receipts issued by Vale on October 20, 2009, shall be entitled to receive such payment.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, October 15, 2009.
Fábio Eduardo de Pieri Spina
Secretary